BMO CAPITAL MARKETS CORP.

(An Indirect Wholly Owned Subsidiary of Bank of Montreal)

Statement of Financial Condition

December 31, 2018

(With Report of Independent Registered Public Accounting Firm Thereon)



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
BMO Capital Markets Corp.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of BMO Capital Markets Corp. (the Company) as of December 31, 2018, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2003.

February 28, 2019

BMO CAPITAL MARKETS CORP.
(An Indirect Wholly Owned Subsidiary of Bank of Montreal)
STATEMENT OF FINANCIAL CONDITION
December 31, 2018
(In thousands except share data)

Assets

Cash and cash equivalents	$ 12,207
Securities borrowed	9,475,214
Securities purchased under agreements to resell	6,421,253
Receivable from brokers, dealers, and clearing organizations	1,347,068
Receivable from customers	236,053
Receivable from affiliates	7,101
Financial instruments owned, at fair value ($8,206,794 is pledged as collateral)	9,900,514
Securities received as collateral	1,561,430
Accrued interest receivable	95,451
Furniture, equipment, and leasehold improvements at cost, less accumulated depreciation of $56,988	18,192
Goodwill and other intangible assets at cost, less accumulated amortization of $5,744	131,701
Other assets	90,064
Total Assets	**$ 29,296,248**

Liabilities

Bank loan payable	$ 739,659
Securities loaned	4,361,210
Securities sold under agreements to repurchase	14,045,420
Payable to brokers, dealers, and clearing organizations	3,759,012
Payable to customers	42,608
Financial instruments sold, not yet purchased, at fair value	3,054,860
Obligation to return securities received as collateral	1,561,430
Accounts payable and accrued expenses	263,811
Total Liabilities	**$ 27,828,010**

Commitments and Contingent Liabilities

Stockholder's Equity

Preferred stock, $1,000 stated value. Authorized, 1 share; issued and outstanding, 1 share	$ 1
Common stock, $10 par and $0 par or stated value. Authorized 10,000 shares; 5,875 shares issued and outstanding	33
Additional paid-in capital	1,510,292
Accumulated deficit	(42,088)
Total Stockholder's Equity	**$ 1,468,238**
Total Liabilities and Stockholder's Equity	**$ 29,296,248**

The accompanying notes are an integral part of the Statement of Financial Condition.

BMO CAPITAL MARKETS CORP.
(An Indirect Wholly Owned Subsidiary of Bank of Montreal)
Notes to Statement of Financial Condition
December 31, 2018
(In thousands)

1. Organization and Description of Business

BMO Capital Markets Corp. (the "Company") is organized under the laws of Delaware and is a wholly owned subsidiary of BMO Financial Corp. ("BFC"), which is a wholly owned U.S. subsidiary of Bank of Montreal ("BMO"), a Canadian company. The Company operates as a self-clearing, institutional broker-dealer providing investment banking and brokerage services to corporate, institutional, and affiliate clients. It conducts its principal operations from office facilities in New York City and Chicago, maintains additional offices in New York State, California, Florida, Georgia, Virginia, Arizona, New Jersey, Maryland, Massachusetts, Colorado, Texas, Minnesota, Washington, and Toronto, and also maintains an operations center in Jersey City, New Jersey. The Company is registered with the Securities and Exchange Commission ("SEC") as a U.S. securities broker-dealer and as an investment advisor and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), the Securities Investor Protection Corporation ("SIPC"), and a member of various exchanges. The Company is designated as a primary dealer in U.S. government securities by the Federal Reserve Bank of New York.

2. Summary of Significant Accounting Policies

(a) Basis of Presentation

The Company maintains its financial records in United States dollars. The Statement of Financial Condition is prepared in accordance with U.S. generally accepted accounting principles ("GAAP").

(b) Use of Estimates

The preparation of the Statement of Financial Condition in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosures of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

(c) Cash and Cash Equivalents

Cash and cash equivalents includes funds held in the Company's bank accounts for firm operating activities and overnight cash deposits.

(d) Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on a trade-date basis. Customers' securities transactions are reported on a settlement-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded on the Statement of Financial Condition and netted where right of offset exists. Financial instruments are recorded in the Statement of Financial Condition at estimated fair value.

(e) Securities Purchased or Sold Under Agreements to Resell or Repurchase

Reverse repurchase agreements and repurchase agreements are accounted for as collateralized financing transactions. These transactions are collateralized by U.S. government and U.S. government agency securities, Canadian government and Canadian provincial securities, commercial paper, corporate bonds, and mortgage-backed securities, and are carried at contract amount plus accrued interest.

The Company's policy is to take possession of securities purchased under agreements to resell and to value the securities on a daily basis to protect the Company in the event of default by a counterparty. In addition, actions are taken to obtain additional collateral if the market value of the underlying assets is not sufficient to protect the Company.

Reverse repurchase and repurchase agreements with common counterparties, along with their respective interest receivable and payable, are offset in the accompanying Statement of Financial Condition when they meet the criteria for netting as prescribed by GAAP.

BMO CAPITAL MARKETS CORP.
(An Indirect Wholly Owned Subsidiary of Bank of Montreal)
Notes to Statement of Financial Condition
December 31, 2018
(In thousands)

(f) Securities Lending Activities

Securities borrowed transactions require the Company to deposit cash, or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Securities borrowed and securities loaned transactions are recorded at the amount of collateral advanced or received. Interest on such transactions is accrued and is included in the Statement of Financial Condition in accrued interest receivable and accounts payable and accrued expenses.

With respect to securities received as collateral in noncash securities lending transactions that are subsequently repledged as collateral, the Company records the fair value of the securities received as collateral and a corresponding obligation to return securities received as collateral on the Statement of Financial Condition. As of December 31, 2018, the Company has securities received as collateral of $1,561,430, of which $1,561,430 was subsequently repledged.

(g) Collateralized Short-Term Transactions

As part of the Company's financing and securities settlement activities, the Company uses securities as collateral to support various secured financings. If the counterparty does not meet its contracted obligation to return securities used as collateral, the Company may be exposed to the risk of re-acquiring the securities at prevailing market prices to satisfy its obligations. The Company controls this risk by monitoring the market value of securities pledged each day, and by requiring collateral levels to be adjusted in the event of excess market exposure.

(h) Income Taxes

Accounting Standards Codification (ASC) Topic 740, "Income Taxes", establishes financial accounting and reporting standards for the effect of income taxes. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax assets and liabilities for future tax consequences of events that have been recognized in an entity's financial statements or tax returns. Judgement is required in assessing the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Fluctuations in the actual outcome of these future tax consequences could impact the Company's financial position.

Deferred tax assets and liabilities, as determined by the temporary differences between financial reporting and tax bases of assets and liabilities, are computed using currently enacted tax rates and laws.

The Company files a consolidated Federal tax return with BFC and its eligible subsidiaries ("consolidated group"). The Company files separate state tax returns in certain states and is included in combined state tax returns with other affiliates in other states. The Company is party to a tax-sharing agreement with its parent, BFC, under which the Company records its provision for income taxes as if it were a separate company. BFC will make a payment to the Company for its separately computed taxable loss utilized by the consolidated/combined group or BFC will receive payment from the Company where a separately computed tax liability exists for consolidated/combined filings.

Under ASC 740, the Company evaluates tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely than-not" of being sustained by applicable tax authority based upon technical merits of the position. Tax benefits from tax positions no longer deemed to meet the "more-likely than-not" threshold are derecognized in the year of determination.

(i) Stock-Based Compensation

BMO offers long-term incentive programs for certain of the Company's senior employees. Under these plans, participants are granted awards in restricted stock units that are cash settled in three installments, based upon BMO's common stock price at the time of vesting, over a three-year period. Employees who resign or are terminated for cause prior to vesting will not be entitled to receive awards previously granted. Adjustments to the plans liabilities for market value changes of the restricted stock units and amounts owed to/from BMO for the Company's share of the plans liabilities is included within accounts payable and accrued expenses in the Statement of Financial Condition.

(Continued)

BMO CAPITAL MARKETS CORP.
(An Indirect Wholly Owned Subsidiary of Bank of Montreal)
Notes to Statement of Financial Condition
December 31, 2018
(In thousands)

The Company participates in the BFC Stock Option Program which was established under the BMO Stock Option Plan for certain designated executives and other employees of the Company in order to provide incentive to attain long-term strategic goals and to attract and retain services of key employees. Options to acquire BMO stock are granted at an exercise price equal to the closing price of BMO's common shares on the day prior to the grant date. Options granted prior to 2013 vest 25% per year over a four-year period starting from their grant date. Options granted in 2013 and later vest 50% in the third year from the grant date and 50% in the fourth year from the grant date. All options expire 10 years from their grant date. Under certain conditions, options are subject to forfeiture. BMO estimates the fair value of stock options on their grant date, and the fair value of options granted to employees is allocated to the Company. The fair value allocated to the Company is recorded as an increase to contributed surplus. When stock options are exercised, BMO issues shares and receives the cash proceeds.

(j) Exchange Memberships

Exchange memberships, which represent ownership interests in exchanges and provide the Company with the right to conduct business on the exchanges, are included in other assets and are carried at cost, or if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of this impairment.

(k) Goodwill and Intangible Assets

The Company records business combinations by allocating the purchase price paid to the assets acquired, including identifiable intangible assets, and the liabilities assumed based on their fair values at the date of acquisition. Any excess of the amount paid over fair value of those net assets is considered to be goodwill.

Goodwill is not amortized, but is tested for impairment annually, or whenever events or circumstances would more likely than not reduce the fair value of a reporting unit below its carrying value. Factors used in testing goodwill include growth in products and services, growth in transaction volume, and profitability.

Intangible assets subject to amortization are reviewed for impairment when events or future assessments of profitability indicate that the carrying value may not be recoverable.

(l) Recently Adopted Accounting Standards

The FASB issued ASU 2017-01, "*Business Combinations (Topic 805): Clarifying the Definition of a Business*" in January 2017. This ASU contains revised guidance to be applied when evaluating whether transactions are accounted for as acquisitions (or disposals) of assets or of businesses. The guidance states that when substantially all of the fair value of the assets in an acquisition or disposal transaction is concentrated in a single asset or group of similar assets, the definition of a business is not met. The ASU also contains guidance to assist entities in determining whether inputs and substantive processes are present in order to meet the definition of a business, and whether outputs are present. The Company adopted this ASU in the first quarter of 2018 and applied the guidance to transactions after the effective date. The adoption of this guidance did not impact the Company's Statement of Financial Condition.

(m) Recently Issued Accounting Standards

The FASB issued ASU 2016-02, "*Leases (Topic 842)*" in February 2016. This guidance clarifies the definition of a lease, and requires significant changes to accounting for operating leases by requiring lessees to record right-of-use assets and lease liabilities on the balance sheet, with an optional exception for short-term leases. New qualitative and quantitative disclosures about the amount, timing, and uncertainty of cash flows arising from leases will also be required. This ASU will be effective in the first quarter of 2019. Upon adoption, approximately $52,750 of lease liability and $50,985 of right-of-use asset will be recognized.

The FASB issued ASU 2017-04, "*Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment*" in January 2017. In the simplified goodwill impairment test, an entity compares the fair value of a reporting unit to its carrying amount, and recognizes an impairment charge for the amount by which the carrying amount exceeds fair value, if any. The impairment charge recognized cannot be greater than the amount of goodwill allocated to the reporting unit. This ASU is effective for the Company in the first quarter of 2020 and will be applied prospectively.

The FASB issued ASU 2018 -13, "*Fair Value Measurement (Topic 820) Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurements*" in August 2018. This ASU modifies the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement, including the consideration of costs and benefits. The ASU removes the

BMO CAPITAL MARKETS CORP.
(An Indirect Wholly Owned Subsidiary of Bank of Montreal)
Notes to Statement of Financial Condition
December 31, 2018
(In thousands)

following disclosure requirements from Topic 820: 1. The amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy. 2. The policy for timing of transfers between levels. 3. The valuation processes for Level 3 fair value measurements. This ASU is effective for the Company in the first quarter of 2020. The Company is evaluating the impact of this ASU on its financial position.

3. Securities Purchased Under Agreements to Resell, Securities Sold Under Agreements to Repurchase and Securities Lending Activity

The table below presents securities financing agreements included on the Statement of Financial Condition at December 31, 2018. The gross assets and liabilities are adjusted to take into consideration the effect of legally enforceable master netting agreements that meet the accounting criteria for netting under GAAP in order to derive the net balance sheet amount.

The column titled "Financial Instruments" in the table below represents securities received or pledged under repurchase or securities lending agreements where there are legally enforceable master netting agreements in place. These amounts are not offset on the Statement of Financial Condition, but are shown as a reduction to the net balance sheet amount in order to derive a net asset or liability. Securities collateral received or pledged where the legal enforceability of master netting agreements are uncertain is not included in the table below:

	Gross Assets/ Liabilities	Amounts Offset	Net Balance Sheet Amount	Financial Instruments	Net Assets/ Liabilities
Securities borrowed	$ 9,475,214	$ —	$ 9,475,214	$ (2,099,664)	$ 7,375,550
Securities purchased under agreements to resell	7,347,028	(925,775)	6,421,253	(999,352)	5,421,901
Securities received as collateral	1,561,430	—	1,561,430	(1,561,430)	—
	$ 18,383,672	$ (925,775)	$ 17,457,897	$ (4,660,446)	$ 12,797,451
Securities loaned	$ 4,361,210	$ —	$ 4,361,210	$ (2,108,498)	$ 2,252,712
Securities sold under agreements to repurchase	14,971,195	(925,775)	14,045,420	(4,939,380)	9,106,040
Obligation to return securities received as collateral	1,561,430	—	1,561,430	(1,561,430)	—
	$ 20,893,835	$ (925,775)	$ 19,968,060	$ (8,609,308)	$ 11,358,752

As of December 31, 2018, the fair value of assets that the Company has pledged to counterparties under securities sold under agreement to repurchase and securities loaned transactions is $20,881,737. These assets primarily consist of securities where the counterparty has the right to repledge or sell the security. The Company has also received similar assets as collateral for securities purchased under agreements to resell and securities borrowed as of December 31, 2018, with a fair value of $16,448,599.

The following table presents the types of financial assets pledged in secured financing transactions and the remaining contractual maturity of the secured financing transactions as of December 31, 2018.

(Continued)

BMO CAPITAL MARKETS CORP.
(An Indirect Wholly Owned Subsidiary of Bank of Montreal)
Notes to Statement of Financial Condition
December 31, 2018
(In thousands)

December 31, 2018

	Remaining Contractual Maturity				
	Overnight and Continuous	Up to 30 days	30 - 90 days	Greater than 90 days	Total Gross Liabilities
	(In thousands)				
Securities loaned					
Equities	$ 4,138,497	$ 216,596	$ 6,117	$ —	$ 4,361,210
Total securities loaned	$ 4,138,497	$ 216,596	$ 6,117	$ —	$ 4,361,210
Securities sold under agreements to repurchase					
U.S Treasury securities	4,404,556	836,188	—	—	5,240,744
U.S government agency securities	43,319	—	—	—	43,319
Corporate debt securities	9,464,624	—	—	—	9,464,624
Other	222,508	—	—	—	222,508
Total securities sold under agreements to repurchase	$14,135,007	$ 836,188	$ —	$ —	$ 14,971,195
Obligation to return securities received as collateral					
Equities	1,561,430	—	—	—	1,561,430
Total obligation to return securities received as collateral	$ 1,561,430	$ —	$ —	$ —	1,561,430
Total	$19,834,934	$ 1,052,784	$ 6,117	$ —	$ 20,893,835

4. Securities and Cash Segregated Pursuant to Federal and Other Regulations

U.S. Treasury securities with a market value of $50,768 have been segregated in a "special reserve bank account for the exclusive benefit of customers" under Rule 15c3-3 of the SEC and are included in the Statement of Financial Condition in financial instruments owned, at fair value.

The Company has satisfied collateral requirements with clearing corporations and other broker-dealers by depositing securities of $481,258 included in the Statement of Financial Condition in securities purchased under agreements to resell and cash in the amount of $210,677 included in the Statement of Financial Condition in receivable from brokers, dealers, and clearing organizations as of December 31, 2018.

5. Receivable From and Payable to Brokers, Dealers, and Clearing Organizations

Amounts receivable from and payable to brokers, dealers, and clearing organizations at December 31, 2018 consist of the following:

	Receivable	Payable
Securities failed-to-deliver/receive	$ 57,936	$ 268,917
Receivable from/payable to brokers and dealers	210,677	2,049
Receivable from/payable to clearing organizations	1,078,455	3,488,046
	$ 1,347,068	$ 3,759,012

(Continued)

BMO CAPITAL MARKETS CORP.
(An Indirect Wholly Owned Subsidiary of Bank of Montreal)
Notes to Statement of Financial Condition
December 31, 2018
(In thousands)

6. Financial Instruments Owned and Sold, Not Yet Purchased, at Fair Value

The Company trades in U.S. government and U.S. government agency securities, Canadian government and Canadian provincial securities, corporate debt securities, mortgage-backed securities, asset-backed securities, equity securities, interest rate futures and swaps, credit default swaps, and equity option contracts.

Financial instruments owned and financial instruments sold, not yet purchased consisted of the following at December 31, 2018:

	Owned	Sold, not yet Purchased
U.S. government and agency obligations	$ 2,335,602	$ 2,399,270
Canadian government and provincial obligations	171,633	36,782
Corporate and other obligations	666,161	346,780
Mortgage-backed securities	5,804,669	3,295
Asset-backed securities	229,812	—
Equity securities	603,688	268,733
Equity options	88,949	—
Total	$ 9,900,514	$ 3,054,860

The Company finances the majority of its financial instruments owned through repurchase or securities loaned agreements. Financial instruments sold, not yet purchased are generally sourced through reverse repurchase or securities borrowed agreements.

7. Fair Value of Financial Instruments and Fair Value Measurement

GAAP defines fair value, establishes a framework for measuring fair value, provides disclosure requirements around fair value, and specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. These two types of inputs create the following fair value hierarchy:

Level 1 – Quoted prices for *identical* instruments in active markets
Level 2 – Quoted prices for *similar instruments* in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets

Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are *unobservable*

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. GAAP also precludes the use of block discounts for instruments traded in an active market, which were previously applied to large holdings of publicly traded equity securities, and requires the recognition of trade-date gains after consideration of all appropriate valuation adjustments related to certain derivative trades that use unobservable inputs in determining their fair value.

(a) Determination of Fair Value

The fair value of the majority of the Company's financial instruments is based on quoted prices in active markets, observable inputs, or external pricing service data. These instruments include U.S. government and agency obligations, Canadian government and provincial obligations, corporate debt securities, mortgage-backed securities, asset-backed securities, listed equity securities, exchange-traded derivatives, over-the-counter derivatives, and forward currency contracts. The Company validates the prices obtained from third-party pricing vendors to ensure that the Company's fair value determination is reasonable. The Company evaluates the methodology of third-party pricing vendors as well as the asset or liability class and security level information the

BMO CAPITAL MARKETS CORP.
(An Indirect Wholly Owned Subsidiary of Bank of Montreal)
Notes to Statement of Financial Condition
December 31, 2018
(In thousands)

vendors supply. The Company often has multiple sources to support fair value pricing, and discrepancies among sources are vetted for consistency with guidelines under GAAP.

(b) Items Measured at Fair Value on a Recurring Basis

The following table presents for each of the fair value hierarchy levels the Company's financial instruments that are measured at fair value on a recurring basis at December 31, 2018:

Description	Level 1	Level 2	Level 3	Netting (1)	Total
Assets:					
Securities owned:					
U.S. government and agency obligations	$2,079,548	$ 256,054	$ —	$ —	$ 2,335,602
Canadian government and provincial obligations	166,241	5,392	—	—	171,633
Corporate and other obligations	220,631	445,530	—	—	666,161
Mortgage-backed securities	—	5,627,126	177,543	—	5,804,669
Asset-backed securities	27,192	201,224	1,396	—	229,812
Equity securities	603,688	—	—	—	603,688
Equity options	176,667	—	—	(87,718)	88,949
	$3,273,967	$ 6,535,326	$ 178,939	$ (87,718)	$ 9,900,514
Interest rate futures and currency forwards	1	—	—	(1)	—
Credit default swap contracts	—	—	—	—	—
Interest rate/performance swap contracts	—	352	—	—	352
	$3,273,968	$ 6,535,678	$ 178,939	$ (87,719)	$ 9,900,866
Liabilities:					
Securities sold, not yet purchased:					
U.S. government and agency obligations	$2,390,328	$ 8,942	$ —	$ —	$ 2,399,270
Canadian government and provincial obligations	36,612	170	—	—	36,782
Corporate and other obligations	—	346,780	—	—	346,780
Mortgage-backed securities	—	3,295	—	—	3,295
Equity securities	268,733	—	—	—	268,733
Equity options	87,718	—	—	(87,718)	—
	$2,783,391	$ 359,187	$ —	$ (87,718)	$ 3,054,860
Interest rate futures and currency forwards	22,353	—	—	(1)	22,352
Credit default swap contracts	—	89	—	—	89
Interest rate/performance swap contracts	—	—	—	—	—
	$2,805,744	$ 359,276	$ —	$ (87,719)	$ 3,077,301

(1) The impact of netting represents an adjustment related to counterparty and cash collateral netting.

The Company classifies instruments in Level 3 of the fair value hierarchy when there is reliance on at least one significant unobservable input to the valuation model. In addition to these unobservable inputs, the valuation models for Level 3 financial instruments typically also rely on a number of inputs that are readily observable either directly or indirectly.

(Continued)

BMO CAPITAL MARKETS CORP.
(An Indirect Wholly Owned Subsidiary of Bank of Montreal)
Notes to Statement of Financial Condition
December 31, 2018
(In thousands)

The following table presents a roll-forward of Level 3 financial instruments at December 31, 2018:

	Mortgage-Backed Securities	Corporate Debt	Total
Beginning balance January 1, 2018	$ —	$ —	$ —
Included in income(loss)	(8,087)	15	(8,072)
Purchases	193,251	1,412	194,663
Sales	(7,621)	(31)	(7,652)
Settlements/Maturities	—	—	—
Transfers into Level 3	—	—	—
Transfers out of Level 3	—	—	—
Ending balance December 31, 2018	$ 177,543	$ 1,396	$ 178,939
Changes in unrealized gains(losses) included in income(loss) for securities held at period end	$ 13,654	$ (11)	$ 13,643

(c) Other Fair Value Disclosure

Many but not all of the financial instruments held by the Company are recorded at fair value in the Statement of Financial Condition. Cash, repurchase and reverse repurchase agreements, securities borrowed or loaned, receivables or payables from customers or from brokers, dealers and clearing organizations, securities received as collateral and bank loan payables are recorded at amounts that approximate fair value due to their highly liquid nature and short maturity.

8. Business Combination

The cost of a business combination is measured at the fair value of the consideration transferred, including contingent consideration. The identifiable assets acquired and liabilities assumed and contingent consideration are measured at their fair values at the date of acquisition. Goodwill is measured as the excess of the aggregate of the consideration transferred over the net of the fair value of identifiable assets acquired and liabilities assumed.

KGS-Alpha Capital Markets ("KGS")

On September 1, 2018, BFC completed the acquisition of the business of KGS, a U.S. fixed income broker-dealer specializing in U.S. mortgage and asset-backed securities in the institutional investor market, for cash consideration of $304,143, of which $297,848 was pushed down to the Company as shown in the Table below. The acquisition was accounted for as a business combination, and the acquired business and corresponding goodwill are included in our 2018 Financial Statements.

As part of this acquisition, the Company acquired intangible assets of $37,500 and goodwill of $41,325 million, of which $22,500 is tax deductible.

BMO CAPITAL MARKETS CORP.
(An Indirect Wholly Owned Subsidiary of Bank of Montreal)
Notes to Statement of Financial Condition
December 31, 2018

The fair values of the assets acquired and liabilities assumed by the Company at the date of acquisition are as follows:

	KGS
Securities - trading	$ 3,980,541
Securities borrowed or purchased under resale agreements	4,345,252
Goodwill	41,325
Intangible assets	37,500
Other assets	464,698
Total assets	$ 8,869,316
Securities loaned or sold under repurchase agreements	7,329,538
Securities sold not yet purchased	1,096,453
Other liabilities	145,477
Purchase price	$ 297,848

The purchase price allocation for KGS is subject to further adjustment as we continue to evaluate the contributory asset charge associated with the fair value measurement of intangible assets.

Assets and liabilities which were not pushed down to the Company and remained on BFC include Cash of $4,510, Receivables of $2,884 and Payables of $1,103.

9. Goodwill and Intangible Assets

Changes in the carrying amount of the Company's goodwill for the year ended December 31, 2018 is included in the table below:

Goodwill at beginning of year	$ 55,880
Acquisition	41,325
Goodwill at end of year	$ 97,205

The gross carrying amount and accumulated amortization of the Company's amortizable assets as of December 31, 2018 are in the table below:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value
Deal Pipeline	$ 1,400	$ (1,400)	$ —
Non-compete agreements	11,840	(2,554)	9,286
Customer relationship	27,000	(1,790)	25,210
	$ 40,240	$ (5,744)	$ 34,496

10. Borrowings

Short-term borrowings are generally used to finance securities inventories and to facilitate the securities settlement process. The level of these borrowings fluctuates daily and at times significantly, depending on daily settlement activity. The Company had a $1,000,000 unsecured credit facility with BMO at December 31, 2018 at a fluctuating interest rate. As of December 31, 2018, $80,000 was drawn at an interest rate of 2.925%. The Company also has uncommitted credit facilities with BFC of $400,000 and third-party uncommitted credit facilities in availability of which none were drawn at December 31, 2018.

The Company also has a long-term borrowing arrangement. In August 2018, the Company entered into a senior note agreement with BFC for $660,000 which was fully drawn as of December 31, 2018. The interest rate for this senior note is the 30-day London Interbank Offered Rate ("LIBOR") plus a fixed spread.

BMO CAPITAL MARKETS CORP.
(An Indirect Wholly Owned Subsidiary of Bank of Montreal)
Notes to Statement of Financial Condition
December 31, 2018
(In thousands)

11. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company has elected to compute its net capital requirements under the alternative method, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1,000 or 2% of aggregate debit items as shown in the Formula for Reserve Requirement pursuant to Rule 15c3-3. In addition, as a clearing member of the Chicago Mercantile Exchange, Inc. ("CME"), the Company is qualified to clear transactions for all CME futures and options on futures contracts. Therefore, the Company is subject to the Commodity Futures Trading Commission minimum net capital requirement of 8% of noncustomer risk maintenance margin as well.

The Company's minimum capital requirement may also be increased over such minimums by certain provisions of Rule 15c3-1. FINRA, the Company's designated self-regulatory organization, has certain additional capital requirements, which provide that equity capital may not be withdrawn nor may cash dividends be paid if the resulting net capital would be less than 5% of the calculated aggregate debits or 110% of the CFTC net capital requirement, whichever is greater.

At December 31, 2018, the Company had net capital of $662,614, which was $600,521 in excess of its required net capital of $62,093.

12. Commitments, Contingencies and Guarantees

The Company rents its operating facilities in Chicago from its affiliate, BMO Harris Bank N.A ("BHB") and renews its rental commitment annually. The Company rents its operating facilities in Toronto from BMO. Rental agreements with affiliates are renegotiated on a periodic basis and are not included in the minimum lease obligations below.

BMO has entered into lease commitments for its operating facilities in New York and New Jersey, and the Company's estimated share of the minimum total lease obligation due under these leases is as follows:

Year	Amount
2019	$ 10,095
2020	9,777
2021	8,146
2022	—
2023	—
2024 and thereafter	—
Total minimum lease obligation	$ 28,018

The Company also has additional leases in Ashburn, Atlanta, Avondale, Bethesda, Boca Raton, Boston, Buffalo, Denver, East Rutherford, Houston, Manhasset, Minneapolis, New York City, San Francisco, Seattle, Summit, and West Hollywood. The minimum total lease obligation due under these leases is as follows:

Year	Amount
2019	$ 5,558
2020	5,281
2021	5,054
2022	4,041
2023	1,532
2024 and thereafter	2,313
Total minimum lease obligation	$ 23,779

The Company enters into underwriting commitments. At December 31, 2018, there were no open underwriting commitments.

BMO CAPITAL MARKETS CORP.
(An Indirect Wholly Owned Subsidiary of Bank of Montreal)
Notes to Statement of Financial Condition
December 31, 2018
(In thousands)

The Company has been named as a defendant in various legal actions. In the opinion of management, based on consultation with legal counsel, these actions will not result in any material adverse effect on the financial position of the Company. There are no amounts reflected on the Statement of Financial Condition as of December 31, 2018 related to these legal actions.

Some contracts that the Company enters into include indemnification provisions that obligate the Company to make payments to the counterparty or others in the event certain events occur. The contingencies generally relate to the changes in the value of underlying assets or liabilities, or upon the occurrence of events, such as an adverse litigation judgment or an adverse interpretation of the tax law. The indemnification clauses are often standard contractual terms and were entered into based on an assessment that the risk of loss would be remote. Since there are no stated or notional amounts included in the indemnification clauses and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur, the Company is not able to estimate the maximum potential amount of future payments under these indemnification clauses. There are no amounts reflected on the Statement of Financial Condition as of December 31, 2018 related to these indemnifications.

The Company is a member of several securities and derivatives exchanges and clearinghouses. In the normal course of business, the Company provides collateral that is determined by the membership agreements with exchanges and clearinghouses or by regulation. The exchanges and clearinghouses guarantee the performance of other members in the event that a member is unable to satisfy its obligations to the exchange or clearinghouse. To mitigate these performance risks, the exchanges and clearinghouses typically require members to post collateral and may have a lien on a member's collateral in the event of a member default. The Company's obligation under such guarantees could exceed the amount of collateral posted. The Company's potential liability under these agreements is not quantifiable. Accordingly, the Company has not recorded a contingent liability in its Statement of Financial Condition and believes that potential to incur material losses under these agreements is remote.

13. Liabilities Subordinated to Claims of General Creditors

In October 2018, the Company received a capital contribution from its parent company, BFC, in the amount of $550,000. The Company utilized this contribution to repay subordinated debt in the amount of $550,000, after receiving FINRA approval for this transaction.

14. Income Taxes

The tax effects of temporary differences that give rise to significant portions of the net deferred tax assets included in other assets at December 31, 2018 are presented below:

Deferred tax assets:		
Deferred employee compensation	$	32,697
Employee benefit plans		6,526
State tax loss carryforward		5,708
Deferred expenses		3,436
Depreciation		1,087
Total deferred tax assets	$	49,454
Valuation allowance	$	(52)
Deferred tax assets, net	$	49,402
Deferred tax liability:		
Intangible assets	$	(5,006)
Total deferred tax liability	$	(5,006)
Net deferred tax assets	$	44,396

A valuation allowance of $52 exists at December 31, 2018 to offset a portion of the Company's state deferred tax asset associated with state tax loss carryforwards. The valuation allowance decreased by $5,961 in 2018 primarily due to the reversal of the valuation allowance on Illinois net operating loss carryforwards. Management believes that the realization of the deferred tax assets, with the exception of certain state loss carryforwards, is more likely than not at December 31, 2018.

BMO CAPITAL MARKETS CORP.
(An Indirect Wholly Owned Subsidiary of Bank of Montreal)
Notes to Statement of Financial Condition
December 31, 2018
(In thousands)

State tax loss carryforwards at December 31, 2018 of approximately $77,387 will expire in varying amounts in the years 2024 through 2038.

The balance of unrecognized tax benefits may decrease between $0 and $2,601 during the next 12 months depending upon the settlement of Federal, state, and local tax audits.

The Company joins in filing a consolidated Federal income tax return as well as combined state tax returns in certain states with its parent, BFC. At December 31, 2018, the Company has an outstanding payable to BFC of $839 related to income taxes recorded in the Statement of Financial Condition.

There are no ongoing Federal examinations. Statute extensions are currently in place for years 2009-2012. The Company is currently under examination by several state and local taxing authorities (with New York City being the most significant jurisdiction). It is anticipated that several of these tax examinations will be completed by the end of 2019. As of December 31, 2018, no significant adjustments have been proposed for the Company's Federal, state, or local tax filings that would have a material impact on the Company's effective tax rate.

The Company had approximately $480 accrued for the payment of interest and penalties at December 31, 2018.

15. Benefit Plans

The Company is a participating entity in retirement plans offered to BMO's eligible employees. To better align plan sponsorship with plan participants and the corporate structure, plan sponsorship was moved from BHB to BFC effective January 1, 2017. The change did not affect the benefits that the participants have earned under the plans nor did it affect the security of the plan assets that are held in trust.

The non-contributory defined-benefit pension plan covers the Company's employees at December 31, 2018 that were hired prior to April 1, 2016. Certain employees participating in the plan are also covered by a supplemental unfunded retirement plan. The purpose of the supplemental plan is to extend full retirement benefits to individuals hired prior to April 1, 2016 without regard to statutory limitations for qualified funded plans.

For employees hired prior to January 1, 2002, the plan's benefit formula is a final average pay formula, based upon length of service and an employee's highest qualifying compensation during five consecutive years of active employment less an estimated Social Security benefit. For employees hired on or after January 1, 2002, the plan's benefit formula is an account-based formula based upon eligible pay, age and length of service.

On March 1, 2016, BFC announced that it would no longer offer the defined benefit pension plan or supplemental unfunded retirement plan to employees hired on or after April 1, 2016 and that it would freeze the plans on March 1, 2017 for employees hired prior to April 1, 2016. The final average pay formula will continue to reflect future earnings and the account-based formula will continue to reflect annual interest credits. However under both benefit formulas, service credits stop as of March 1, 2017. The pension plan was amended effective April 1, 2016 to reflect the changes.

The policy for the plans is to have the participating entities, at a minimum, fund annually an amount necessary to satisfy the requirements under the Employee Retirement Income Security Act, without regard to prior years' contributions in excess of the minimum. The qualified pension and supplemental unfunded plan liabilities were $2,767 and $21,919, respectively as of December 31, 2018 and are included in accounts payable and accrued expenses in the Statement of Financial Condition.

The Company is a participating entity in the postretirement medical plan sponsored by BHB that provides medical care benefits for retirees (and their dependents). In 2007, the plan was amended to no longer offer plan benefits to new hires and to eliminate plan benefits for employees under the age of 35 at that time. Under the terms of the plan, the Company contributes to the cost of coverage based primarily on employees' length of service. Additional cost sharing with plan participants is accomplished through deductibles, coinsurance and out-of-pocket limits. The postretirement medical plan liability was $2,150 as of December 31, 2018, which is included in accounts payable and accrued expenses in the Statement of Financial Condition.

The Company participates in a defined contribution plan that is available to eligible employees. The 401(k) employer matching contribution is based on the amount of eligible employee contributions. In addition, on March 1, 2016, the Company introduced an automatic employer core contribution to the 401(k) savings plan that began immediately for employees hired on or after April 1, 2016 and began March 1, 2017 for employees hired prior to April 1, 2016. The Company also participates in a non-

(Continued)

BMO CAPITAL MARKETS CORP.
(An Indirect Wholly Owned Subsidiary of Bank of Montreal)
Notes to Statement of Financial Condition
December 31, 2018
(In thousands)

qualified defined contribution plan. The purpose of the plan is to extend additional retirement benefits to individuals without regards to certain statutory limitations for qualified defined contribution plans. The plan was effective January 1, 2017 for employees hired on or after April 1, 2016 and March 1, 2017 for employees hired prior to April 1, 2016.

16. Financial Instruments with Off-Balance-Sheet Risk

The Company enters into various transactions involving derivatives and other off-balance-sheet financial instruments. These financial instruments include forward contracts, swaps, exchange-traded futures and options, over- the-counter options, and securities purchased and sold on a when-issued or delayed delivery basis. These derivative financial instruments are used to facilitate customer transactions, conduct trading activities, and manage market risks, and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to hedge other positions or transactions. Futures and forward contracts, swaps, when-issued securities and to-be-announced securities ("TBAs") entered into by the Company provide for delayed delivery of the underlying instrument.

The following table summarizes the notional amounts of derivatives held for trading purposes, the gross fair values of which are recorded on the Statement of Financial Condition at December 31, 2018:

	Fair Value Assets	Fair Value Liabilities	Notional Purchases	Notional Sales
Equity options	$ 176,667	$ 87,718	$ 3,060,516	$ 1,968,049
Interest rate futures contracts	1	22,352	60,800	11,416,500
Credit default swap contracts	—	89	539,000	—
Interest rate/performance swap contracts	352	—	287,600	150,000
Forward currency	—	1	127	644
Forward securities	7,835	210	1,820,585	288,991
TBAs	77	36,851	97,522	4,271,966

The fair value of equity options is included in financial instruments owned and sold, not yet purchased and the fair value of futures, swaps, forward currency contracts, forward securities contracts, and TBAs is included in receivable from/payable to brokers, dealers, and clearing organizations in the Statement of Financial Condition.

(Continued)

BMO CAPITAL MARKETS CORP.
(An Indirect Wholly Owned Subsidiary of Bank of Montreal)
Notes to Statement of Financial Condition
December 31, 2018
(In thousands)

The table below presents derivative fair values included on the Statement of Financial Condition at December 31, 2018. The gross assets and liabilities are adjusted to take into consideration the effect of legally enforceable master netting agreements or clearing agreements that meet the accounting criteria for netting under GAAP.

The amounts in the column titled "Financial Instruments/Cash" in the table below represent securities or cash pledged under various clearing agreements. These amounts are not offset on the Statement of Financial Condition, but are shown as a reduction to the net balance sheet amount in order to derive a net asset or liability.

	Gross Assets/ Liabilities	Amounts Offset	Net Balance Sheet Amount	Financial Instruments/ Cash	Net Assets/ Liabilities
Equity options	$ 176,667	$ (87,718)	$ 88,949	$ (88,949)	$ —
Interest rate futures contracts	1	(1)	—	—	—
Credit default swap contracts	—	—	—	—	—
Interest rate/performance swap contracts	352	—	352	—	352
Forward currency	—	—	—	—	—
Forward securities	7,835	—	7,835	—	7,835
TBAs	77	—	77	—	77
Total Assets	$ 184,932	$ (87,719)	$ 97,213	$ (88,949)	$ 8,264
Equity options	$ 87,718	$ (87,718)	$ —	$ —	$ —
Interest rate futures contracts	22,352	(1)	22,351	(22,351)	—
Credit default swap contracts	89	—	89	—	89
Interest rate/performance swap contracts	—	—	—	—	—
Forward currency	1	—	1	—	1
Forward securities	210	—	210	—	210
TBAs	36,851	—	36,851	—	36,851
Total Liabilities	$ 147,221	$ (87,719)	$ 59,502	$ (22,351)	$ 37,151

The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlements are made on a daily basis for market movements. Accordingly, futures contracts generally have limited credit risk. The credit risk for forward contracts, options, and when-issued securities is limited to the unrealized market valuation gains recorded in the Statement of Financial Condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by the market forces such as volatility and changes in interest rates.

The Company's activities involve the execution, clearance, and settlement of various securities transactions for institutional investors, and other broker-dealers. Customer securities activities are transacted on a delivery versus payment basis and cash basis, and are subject to exchange or Federal regulations. In accordance with industry practice, the Company records customer securities transactions on a settlement-date basis, which is generally one to three business days after trade date. These transactions may expose the Company to off-balance-sheet risk in the event that a customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill its obligations.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or reduce positions when necessary.

The Company's financing and securities settlement activities require the Company to pledge its securities as collateral in support of various collateralized repurchase agreements. In the event the counterparty is unable to meet its contractual obligation to return the securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing

BMO CAPITAL MARKETS CORP.
(An Indirect Wholly Owned Subsidiary of Bank of Montreal)
Notes to Statement of Financial Condition
December 31, 2018
(In thousands)

market prices. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. Additionally, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

(a) Concentrations of Credit Risk

The Company is engaged in various securities trading activities servicing a diverse group of domestic and foreign corporations, governments, and institutional investors. A substantial portion of the Company's transactions are executed with institutional investors, including other brokers and dealers, commercial banks, insurance companies, pension plans, mutual funds, and other financial institutions. The Company's principal activities are also subject to the risk of counterparty nonperformance.

(b) Market Risk

The securities and derivative financial instruments traded by the Company involve varying degrees of off-balance-sheet market risk. Market risk is the potential change in value of the financial instrument caused by unfavorable changes in interest rates, or the market value of the securities underlying the instruments. The Company monitors its exposure to market risk through a variety of control procedures, including daily monitoring of trading positions and limits.

Financial instruments sold, not yet purchased commit the Company to deliver specified securities at predetermined prices. To satisfy the obligation, the Company must acquire the securities at market prices, which may differ from the values on the Statement of Financial Condition.

17. Interests in Variable Interest Entities (VIE)

In accordance with GAAP, the Company evaluates whether it has a controlling financial interest in variable interest entities ("VIE") through means other than voting rights and whether it should consolidate the entity. VIEs include entities where the equity is considered insufficient to finance the entity's activities for which the equity holders do not have a controlling financial interest. The Company is required to consolidate VIEs if the investments held in those entities and/or the relationships with them result in the Company holding both the power to direct activities that most significantly impact the VIE's economic performance, and the obligation to absorb losses or the rights to receive benefits resulting from those activities of the VIE.

The Company acts as servicing agent to Fairway and provides accounting and other administrative support to this entity, which is a VIE. Fairway is a US Asset-Backed Commercial Paper conduit sponsored by BMO, a related party. Fairway is organized under the laws of Delaware.

Fairway was established to purchase interests in receivables and similar assets, or in some instances, make loans secured by interests in receivables from clients. Fairway funds its purchases and loans primarily through the issuance of A-1/P-1 rated commercial paper notes.

The Company has determined that it does not have the power to direct activities that most significantly impact the VIE's economic performance as of December 31, 2018.

18. Transactions with Affiliates

The Company has reverse repurchase and repurchase agreements with affiliates of $1,630,777 and $652,274, respectively, as of December 31, 2018, which is included in the Statement of Financial Condition. In addition, the Company has securities borrowed and loaned with affiliates of $928,287 and $1,011,472, respectively.

In connection with technical service agreements, the Company recorded a net receivable from affiliates of $7,101 as of December 31, 2018, which is included in the Statement of Financial Condition.

The Company clears transactions for certain affiliates. This generated a receivable from brokers, dealers, and clearing organizations of $7,039 and a payable to brokers, dealers, and clearing organizations of $2,343,550 as of December 31, 2018.

BMO CAPITAL MARKETS CORP.
(An Indirect Wholly Owned Subsidiary of Bank of Montreal)
Notes to Statement of Financial Condition
December 31, 2018
(In thousands)

19. Subsequent Events

Management has evaluated all subsequent events for the Company after the balance sheet date through February 28, 2019, and has concluded there are no events identified that require financial statement recognition or disclosure.